UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G
                     Under the Securities Exchange Act of 1934
                            (Amendment No. ___________)*

                                     INFE, INC.

                                  (Name of Issuer)

                     Common Stock, par value $.0001 per share

                          (Title of Class of Securities)

                                 45663X - 20 - 9

                                  (CUSIP Number)

                                 January 2, 2002
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]
Rule 13d-1(b)

[X]
Rule 13d-1(c)

[ ]
Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45663X - 20 - 9


        1.  Names of Reporting Persons.                                      Arthur D. Viola
            I.R.S. Identification Nos. of above persons (entities only).     N/A

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ...............................................................................

           (b) ...............................................................................

        3.  SEC Use Only .....................................................................


        4.  Citizenship or Place of Organization:     United States




Number of                     5.  Sole Voting Power                                   636,250
Shares
Beneficially                  6.  Shared Voting Power
Owned by
Each Reporting                7.  Sole Dispositive Power
Person With
                              8.  Shared Dispositive Power


        9.  Aggregate Amount Beneficially Owned by Each Reporting Person               636,250


       10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).


       11.  Percent of Class Represented by Amount in Row (11)                           9.36%


       12.  Type of Reporting Person (See Instructions)                                    IN





Item 1.


(a)       Name of Issuer

          INFE, INC.


(b)       Address of Issuer's Principal Executive Offices

          7787 Leesburg Pike Suite #200 Falls Church, VA 22043  (703) 734-5650


Item 2.


(a)       Name of Person Filing  Arthur D. Viola



(b)       Address of Principal Business Office or, if none, Residence

          Mr. Arthur D. Viola
          Senior Partner
          Daniels Corporate Advisory Company
          67 Wall Street  22nd Floor
          New York, New York 10005-3198
          Telephone: (212) 859-3466



(c)       Citizenship  United States


(d)       Title of Class of Securities  Common Stock


(e)       CUSIP Number  45663X - 20 - 9


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO Sec. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: N/A


          (a)       [ ]  Broker or dealer registered under section 15 of the
                         Act (15 U.S.C. 78o).

          (b)       [ ]  Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).

          (c)       [ ]  Insurance company as defined in section 3(a)(19) of
                         the Act (15 U.S.C. 78c).

          (d)       [ ]  Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e)       [ ]  An investment adviser in accordance with
                         Sec.240.13d-1(b)(1)(ii)(E);

          (f)       [ ]  An employee benefit plan or endowment fund in
                         accordance with Sec. 240.13d-1(b)(1)(ii)(F);

          (g)       [ ]  A parent holding company or control person in
                         accordance with Sec. 240.13d-1(b)(1)(ii)(G);

          (h)       [ ]  A savings associations as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)       [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)       [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).


Item 4.   OWNERSHIP.



          (a)       Amount beneficially owned: 636,250


          (b)       Percent of class:  9.36%


          (c)       Number of shares as to which the person has:


                    (i)         Sole power to vote or to direct the vote   636,250


                    (ii)        Shared power to vote or to direct the vote


                    (iii)       Sole power to dispose or to direct the disposition of  636,250


                    (iv)        Shared power to dispose or to direct the disposition of



Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


Item 9.   NOTICE OF DISSOLUTION OF GROUP


Item 10.  CERTIFICATION

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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 25, 2001


/s/ Arthur D. Viola
    Beneficial Shareholder